UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 19, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Seattle Genetics, Inc.

File No. 000-32405 - CF#32372

_____

Seattle Genetics, Inc. submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 9, 2005.

Based on representations by Seattle Genetics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through April 12, 2025
Exhibit 10.2	through April 27, 2025
Exhibit 10.3	through May 4, 2025
Exhibit 10.4	through June 14, 2025

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary